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                            February 26, 2024

       Fareeha Khan
       Chief Financial Officer
       DIRTT Environmental Solutions Ltd.
       7303 30th Street S.E.
       Calgary,Alberta, Canada T2C 1N6

                                                        Re: DIRTT Environmental
Solutions Ltd.
                                                            Schedule TO-I filed
February 15, 2024
                                                            File No. 005-91166

       Dear Fareeha Khan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed February 15, 2024

       Forward-Looking Statements, page iii

   1. We note your reference to Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor
protections for forward-looking statements contained in U.S. federal securities laws do not
apply to statements made in connection with a tender offer. See
                                                        Section 21E(b)(2)(C) of
the Securities Exchange Act of 1934 and telephone interpretation
                                                        I.M.2 in the July 2001
Supplement to the Division of Corporation Finance   s Manual of
                                                        Publicly Available
Telephone Interpretations. Please delete the reference.
       Manner and Time of Acceptance, page 7

   2.                                                   Disclosure on page 8
indicates that    [i]f the principal amount of all January Debentures
                                                        properly deposited by
the Expiration Date   exceeds the January Debentures Maximum
                                                        Purchase Amount, then
the January Debentures to be purchased   will be purchased on a
                                                        pro rata basis   (with
adjustments to maintain C$1,000 minimum denominations of the
                                                        January Debentures)
[emphasis added].    Similar disclosure is provided with respect to
 Fareeha Khan
FirstName LastNameFareeha Khan
DIRTT Environmental Solutions Ltd.
Comapany26,
February  NameDIRTT
            2024      Environmental Solutions Ltd.
February
Page 2 26, 2024 Page 2
FirstName LastName
         the December Debentures. Please revise to explain the referenced
adjustments    and how
         they are in compliance with Exchange Act Rule 13e-4(f)(3).
Withdrawal Rights, page 11

3.       Disclosure on page 11 indicates that    Debentures deposited pursuant
to the Offer may be
         withdrawn by or on behalf of the depositing Debentureholder at any
time   (iii) if the
         Debentures have been taken up but not paid for by the Company within three business
         days of being taken up       With a view towards improved disclosure,
please advise if
         Debentureholders will be given notice that their Debentures have been
  taken up    so that
         they can determine whether the three business day period for payment has expired and exercise their withdrawal rights accordingly.
4.       Disclosure on page 11 also indicates that    Debentures deposited
pursuant to the Offer may
         be withdrawn by or on behalf of the depositing Debentureholder at any
time   (iv) before
         the expiration of 10 days from the date that a notice of change or notice of variation (other than a variation that (A) consists solely of an increase in the consideration offered for the
         Debentures under the Offer where the time for deposit is not extended for greater than 10 days, or (B) consists solely of the waiver of a condition of the Offer) has been given in
         accordance with the Offer to Purchase       Please advise whether a
notice of change or
         variation could result in an extension of the Offer for greater than 10 days, and if so, whether Debentureholders will have a right of withdrawal. Please also advise how clause
         (iv) would impact the registrant   s obligations with respect to
Exchange Act Rule 13e-
         4(f)(1)(ii) and 14e-1(b).
Conditions of the Offer, page 12

5.       Refer to conditions (a), (a)(ii) and (b) and the terms    threatened,
     has impaired    and
            contemplated benefits.    A tender offer may be conditioned on a
variety of events and
         circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March
         17, 2023). Please revise these terms so that each of these conditions are objectively determinable.
6.       Refer to condition (c)(i). Please revise to explain what would be
considered a    limitation
         on prices for securities on any national securities exchange or in the over-the-counter
         market in Canada or the United States    or delete this language.
Similarly, in condition
         (c)(iv), please revise to explain what would constitute "any limitation by any governmental or regulatory or administrative authority or agency or any other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions," or delete.
7.       We note that condition (c)(iii) will be triggered by       the
commencement   of a war,
         armed hostilities, act of terrorism or other international or national calamity directly or
 Fareeha Khan
FirstName LastNameFareeha Khan
DIRTT Environmental Solutions Ltd.
Comapany26,
February  NameDIRTT
            2024      Environmental Solutions Ltd.
February
Page 3 26, 2024 Page 3
FirstName LastName
         indirectly [emphasis added] involving Canada, the United States or any other country or region in which the Company or its subsidiaries maintain significant business activities without any materiality qualifier on the gravity of such an event, without requiring any connection between such an event and the Offer, and without limiting the event to one directly involving the United States or Canada. In addition, it is unclear what current
         wars, which may trigger the condition upon a    material worsening,
are included in this
         condition. The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder, in particular given ongoing international hostilities. Please revise to narrow or qualify this condition or advise. In addition, please revise to specify those countries other than the United States
         and Canada in which the Company or its subsidiaries    maintain
significant business
         activities.
8. Similarly, we note that condition (c)(v) broadly refers to "any change [emphasis added] in the general political, market, economic or financial conditions that
in the Company   s
         reasonable judgment has or may have [emphasis added] a material adverse effect on the
         Company   s business, operations or prospects or the trading in, or
value of, any or all of
         the Debentures.    Please revise to narrow or qualify this condition
or advise.
9. Refer to conditions (vi) and (vii). Similar to preceding comments, please revise to allow for objective verification that the conditions have been satisfied. While each condition references a threshold of 10% measured against the close of business on February 14,
         2024, use of the phrase    including, without limitation, an amount
greater than
         effectively eliminates such threshold as an objective measure, since
any    material decline
         in the relevant indices or    any increase or decrease   by a
significant amount    in the
         market price of    any or all of the Debentures    can trigger the
respective condition.
10. The language in condition (viii) appears to be repetitive of preceding conditions. For
         example, it is unclear what would constitute in condition (viii)    a
material worsening    of a
            material worsening    of a war or armed hostilities in condition
(iii). Please advise or
         revise.
11.      Refer to condition (d). Please revise to explain the meaning of the
term    material adverse
         significance    and how it is different than a    material adverse
effect.
12.      Refer to condition (g) and the use of the language    not available on
acceptable terms to
         the Company.    All offer conditions must be objective and outside the
control of the
         offeror to avoid an impermissible illusory offer. Please revise to delete or qualify this language appropriately. In addition, please revise to summarize the necessary
         exemptions or approvals under applicable securities legislation    and
   the necessary
         exemptions from, or waivers, of the appropriate courts or securities regulatory authorities referenced in this condition.
13.      The last paragraph of this section states that    [t]he foregoing
conditions are for the sole
         benefit of the Company and may be asserted by the Company in its reasonable discretion regardless of the circumstances (including any action or inaction by the Company) giving
 Fareeha Khan
FirstName LastNameFareeha Khan
DIRTT Environmental Solutions Ltd.
Comapany26,
February  NameDIRTT
            2024      Environmental Solutions Ltd.
February
Page 4 26, 2024 Page 4
FirstName LastName
         rise to any such conditions       Offer conditions must be objective
and outside the control
         of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise to remove the implication that the conditions may be triggered at the election of the
         Company. See Question 101.02 of the Division of Corporation Finance's Tender Offer
         Rules and Schedules    Compliance and Disclosure Interpretations.
14.      The last paragraph also states that    [t]he failure by the Company at
any time to exercise its
         rights under any of the foregoing conditions shall not be deemed a waiver of any such right, and the waiver of any such right with respect to particular facts and other circumstances shall not constitute a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be
         asserted at any time or from time to time.    This language suggests
that if a condition is
         triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a party decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Company may be required to extend the Offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please
         confirm the Company   s understanding on both points in your response
letter.
15.      The last sentence of this section also states that    [a]ny
determination by the Company
         concerning the events described in this Section 5 shall be final and binding on all parties.
         Please revise this statement to include a qualifier indicating that security holders are not
         foreclosed from challenging the Company   s determination in a court
of competent
         jurisdiction.
Taking Up and Payment for the Deposited Debentures, page 15

16.      Disclosure indicates that       subject to and in accordance with
applicable securities laws,
         the Company will take up and pay for Debentures properly deposited under the Offer in accordance with the terms thereof as soon as practicable after the Expiration Date and in
         any event no later than 10 days after the Expiration Date.    Please
advise why the
         Company believes this complies with the prompt payment requirement in Exchange Act
         Rules 13e-4(f)(5) and 14e-1(c).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at 202-551-3444.
 Fareeha Khan
DIRTT Environmental Solutions Ltd.
February 26, 2024
Page 5

                                                  Sincerely,
FirstName LastNameFareeha Khan
                                                  Division of Corporation
Finance
Comapany NameDIRTT Environmental Solutions Ltd.
                                                  Office of Mergers &
Acquisitions
February 26, 2024 Page 5
cc:       Robert Kimball
FirstName LastName